Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2023

Unaudited Financial Results

SHENZHEN, CHINA, June 15, 2023 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Revenues were RMB65.4 million (US$9.5 million), a decrease of 23% year-over-year.

•	Cost of revenues was RMB19.4 million (US$2.8 million), a decrease of 28% year-over-year.

•	Gross profit was RMB46.0 million (US$6.7 million), a decrease of 21% year-over-year.

•	Total operating expenses were RMB64.8 million (US$9.4 million), a decrease of 31% year-over-year.

•	Net loss was RMB15.2 million (US$2.2 million), compared with a net loss of RMB30.9 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB15.1 million (US$2.2 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB29.8 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB11.5 million (US$1.7 million), compared with a RMB17.7 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a negative RMB7.5 million (US$1.1 million), compared with a negative RMB8.2 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Despite the challenging macro environment, we successfully concluded the first quarter of 2023. With business and social activities slowly recovering during Q1’2023 following a shift in COVID policy towards the end of 2022, some of our businesses were impacted to varying degrees. However, we are pleased to report that so far in Q2’2023 we have witnessed good momentum in revenue growth especially from Developer Services. We carried on with our strict cost management strategy and cautious hirings, flattened our management structure and, as a result, our overall expenditures have continued to drop year-over-year and quarter-over-quarter.

Let me share some of the key results with you:

•	Lowest net loss since 2019’Q3, at RMB15.2 million

•	Lowest operating expenses since IPO! At RMB64.8 million

•	AR turnover days at 39 days

Developer Services revenues decreased by 24% year-over-year, mainly due to the weakness in Value-added-services, offset by the growth in Subscription Services. Subscription Services revenues were RMB37.5 million, up 9% year-over-year mainly fueled by increasing ARPU. Subscription Services as our core business include JPUSH, Analytics, UMS and other products and despite the external uncertain macro environment, we signed up many well-known clients. Going into Q2’2023, we expect some major recovery in Subscription Services, and we hope we will see double-digit growth on a quarter-over-quarter basis.

Value-added-services revenues were RMB8.0 million, decreased by 69% year-over-year which was a result of weak advertising demand. We believe Ad related revenue will continue to be impacted by the uncertain and volatile macroeconomic environment.

Moving on to our products and services, we have seen strong growth potential and interest in the EngageLab platform that we launched during Q4 last year. We have implemented various improvements to all the products under EngageLab. Recently, EngageLab has established a reliable network of data centers in multiple regions around the world to ensure that customers can choose the storage location that best suits their business needs. These data centers meet the highest security standards and have passed a rigorous certification and audit process. In addition to Singapore, EngageLab has now added more data center options for overseas customers to deploy the push notification products AppPush and WebPush. These include China-Hong Kong, Germany-Frankfurt, USA-California, Japan-Tokyo, South Korea-Seoul, UAE-Dubai, Brazil-Sao Paulo and Australia-Sydney. Customers can select an appropriate data center to store data for an application based on comprehensive considerations such as the location of their end users and regulations. We will continue to invest in technology innovation and global infrastructure building and are committed to providing our customers with the highest level of data security and compliance assurance.

We are thrilled to report that EngageLab has attracted numerous valuable overseas customers and generated significant revenue and ARPU in just a few months. Encouragingly, new contributions from overseas customers continue to outpace those from domestic customers and we anticipate that our overseas business will be one of our biggest growth drivers going forward. Our products have been well-received by customers in multiple countries and regions, including the USA, Malaysia, Thailand, and Singapore. With this recognition from our customers, we remain committed to enhancing our products and services to enable global developers to achieve high-efficiency and cost-effective user reach.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We were facing external uncertainties during Q1’2023, and our Vertical Applications business was also challenged this quarter. Vertical Applications mainly consist of Financial Risk Management and Market Intelligence. Vertical Applications revenues decreased by 22% year-over-year. Both Financial Risk Management and Market Intelligence segments, revenues were negatively impacted and decreased by 20% and 5%, respectively, year-over-year to RMB11.8 million and RMB7.2 million. Our Q1’2023 revenue was impacted since many of our customers were not able to close contracts on time due to COVID outbreaks. Going into Q2’2023, we have seen recovery in the revenue from both segments already.

We are on track in our operational goal to become a more efficient company by centralizing our resources to focus on fewer but more important tasks. During Q1’2023, operating expenses marked another all-time low since IPO at RMB64.8 million. Our net loss also narrowed down to RMB15.2 million, the lowest since 2019’Q3.

We continued to maintain a healthy AR turnover days level at 39 days. Usually, Q1 is the slower quarter due to the Chinese New Year holiday, so I am glad to see our persistent payment collection policy works effectively.

Total Deferred Revenue, which represents cash collected in advance from customers for future contract performance, ended the quarter on a high note, at RMB133.8 million. This is the 12th quarter our deferred revenue balance has exceeded RMB100 million. Healthy cash flow aside, the level of Deferred Revenue also signifies that our business is in great shape. Our customers have continued to buy our products and services quarter after quarter and year after year. We are very pleased with the trending of this Deferred Revenue balance.”

First Quarter 2023 Financial Results

Revenues were RMB65.4 million (US$9.5 million), a decrease of 23% from RMB85.3 million in the same quarter of last year, mainly due to the impact of COVID-19 on overall macroeconomic conditions.

Cost of revenues was RMB19.4 million (US$2.8 million), a decrease of 28% from RMB26.8 million in the same quarter of last year. The decrease was mainly due to a RMB10.7 million decrease in media cost, and offset by a RMB1.7 million increase in technical service cost.

Gross profit was RMB46.0 million (US$6.7 million), a decrease of 21% from RMB58.5 million in the same quarter of last year.

Total operating expenses were RMB64.8 million (US$9.4 million), a decrease of 31% from RMB94.5 million in the same quarter of last year.

•

Research and development expenses were RMB31.7 million (US$4.6 million), a decrease of 21% from RMB40.0 million in the same quarter of last year, mainly due to a RMB2.4 million decrease in personnel costs, a RMB1.3 million decrease in cloud cost, and a RMB3.9 million decrease in depreciation expense.

•	Sales and marketing expenses were RMB18.9 million (US$2.8 million), a decrease of 28% from RMB26.3 million in the same quarter of last year, mainly due to a RMB7.2 million decrease in personnel costs.

•

General and administrative expenses were RMB14.3 million (US$2.1 million), a decrease of 49% from RMB28.2 million in the same quarter of last year, mainly due to a RMB8.4 million decrease in personnel costs, a RMB2.9 million decrease in professional fee, and a RMB1.8 million decrease in bad debt provision.

Loss from operations was RMB18.9 million (US$2.7 million), compared with RMB36.0 million in the same quarter of last year.

Net Loss was RMB15.2 million (US$2.2 million), compared with RMB30.9 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB11.5 million (US$1.7 million), compared with RMB17.7 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a negative RMB7.5 million (US$1.1 million) compared with a negative RMB8.2 million for the same quarter of last year.

The cash and cash equivalents, and restricted cash were RMB88.4 million (US$12.9 million) as of March 31, 2023 compared with RMB116.3 million as of December 31, 2022.

Update on Share Repurchase

As of March 31, 2023, the Company had repurchased a total of 1,387,978 ADS, of which 193,903 ADSs, or around US$123.9 thousand were repurchased during the first quarter in 2023 at the average purchase price of US$0.64.

Conference Call

The Company will host an earnings conference call on Thursday, June 15, 2023 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:https://register.vevent.com/register/BIee0a6e3851704cbaafa10d2c47d0333a

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-lived assets, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Revenues	85,330	86,914	65,433	9,528
Cost of revenues	(26,828)	(27,118)	(19,441)	(2,831)

Gross profit	58,502	59,796	45,992	6,697

Operating expenses
Research and development	(39,978)	(35,009)	(31,681)	(4,613)
Sales and marketing	(26,283)	(24,480)	(18,890)	(2,751)
General and administrative(1)	(28,196)	(35,893)	(14,273)	(2,078)

Total operating expenses	(94,457)	(95,382)	(64,844)	(9,442)

Loss from operations	(35,955)	(35,586)	(18,852)	(2,745)

Foreign exchange (loss)/gain, net	(597)	847	25	4
Interest income	1,251	406	330	48
Interest expenses	(1,846)	(321)	(223)	(32)
Other income	4,805	2,308	3,316	483
Change in fair value of structured deposits	—	7	13	2
Change in fair value of foreign currency swap contract	1,441	74	—	—

Loss before income taxes	(30,901)	(32,265)	(15,391)	(2,240)

Income tax benefits	4	480	150	22

Net loss	(30,897)	(31,785)	(15,241)	(2,218)

Less: net (loss)/income attributable to redeemable noncontrolling interests	(1,089)	871	(175)	(25)
Net loss attributable to Aurora Mobile Limited’s shareholders	(29,808)	(32,656)	(15,066)	(2,193)

Net loss attributable to common shareholders	(29,808)	(32,656)	(15,066)	(2,193)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.38)	(0.41)	(0.19)	(0.03)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,058,860	62,674,291	62,766,001	62,766,001
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	309	(1,447)	(804)	(117)
Total other comprehensive income/(loss), net of tax	309	(1,447)	(804)	(117)

Total comprehensive loss	(30,588)	(33,232)	(16,045)	(2,335)

Less: comprehensive (loss)/income attributable to redeemable noncontrolling interests	(1,089)	871	(175)	(25)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(29,499)	(34,103)	(15,870)	(2,310)

(1)

Starting from January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	116,128	88,255	12,851
Restricted cash	132	132	19
Accounts receivable	29,727	26,381	3,841
Prepayments and other current assets	30,401	33,742	4,914
Amounts due from a related party	255	242	35

Total current assets	176,643	148,752	21,660

Non-current assets:
Long-term investments	141,901	141,126	20,550
Property and equipment, net	14,947	11,880	1,730
Operating lease right-of-use assets(2)	33,756	32,346	4,710
Intangible assets, net	23,947	22,340	3,253
Goodwill	37,785	37,785	5,502
Other non-current assets	4,128	2,165	315

Total non-current assets	256,464	247,642	36,060

Total assets	433,107	396,394	57,720

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	5,000	5,000	728
Accounts payable	18,169	18,384	2,677
Deferred revenue and customer deposits	138,804	131,130	19,094
Operating lease liabilities(2)	18,133	18,215	2,652
Accrued liabilities and other current liabilities	75,333	65,222	9,497

Total current liabilities	255,439	237,951	34,648

Non-current liabilities:
Deferred revenue	3,585	2,715	395
Operating lease liabilities(2)	6,959	5,253	765
Deferred tax liabilities	4,824	4,660	679
Other non-current liabilities	4,058	1,990	290

Total non-current liabilities	19,426	14,618	2,129

Total liabilities	274,865	252,569	36,777

Redeemable noncontrolling interests	30,552	30,552	4,449

Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(1,689)	(848)	(123)
Additional paid-in capital	1,037,007	1,038,208	151,175
Accumulated deficit	(925,982)	(941,637)	(137,113)
Accumulated other comprehensive income	18,304	17,500	2,548

Total shareholders’ equity	127,690	113,273	16,494

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	433,107	396,394	57,720

(2)

The Company adopted ASU No. 2016-02, Leases (Topic 842) and the respective updates for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Results for three months ended March 31, 2023 are presented under the new accounting standard, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC 840.

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(30,897)	(31,785)	(15,241)	(2,218)
Add:
Share-based compensation	3,392	861	3,038	442
Reduction in force charges	4,191	1,584	688	100
Impairment of long-term investment	7,016	415	—	—
Impairment of long-lived assets	—	22,400	—	—
Change in fair value of foreign currency swap contract	(1,441)	(74)	—	—

Adjusted net loss	(17,739)	(6,599)	(11,515)	(1,676)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(30,897)	(31,785)	(15,241)	(2,218)
Add:
Income tax benefits	(4)	(480)	(150)	(22)
Interest expenses	1,846	321	223	32
Depreciation of property and equipment	6,636	5,517	2,186	318
Amortization of intangible assets	1,076	1,631	1,606	234
Amortization of land use right	—	183	183	27

EBITDA	(21,343)	(24,613)	(11,193)	(1,629)
Add:
Share-based compensation	3,392	861	3,038	442
Reduction in force charges	4,191	1,584	688	100
Impairment of long-term investment	7,016	415	—	—
Impairment of long-lived assets	—	22,400	—	—
Change in fair value of foreign currency swap contract	(1,441)	(74)	—	—

Adjusted EBITDA	(8,185)	573	(7,467)	(1,087)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Developer Services	59,757	63,222	45,465	6,620

Subscription	34,356	46,331	37,508	5,461
Value-Added Services	25,401	16,891	7,957	1,159
Vertical Applications	25,573	23,692	19,968	2,908

Total Revenue	85,330	86,914	65,433	9,528

Gross Profits	58,502	59,796	45,992	6,697
Gross Margin	68.6%	68.8%	70.3%	70.3%